

May 19, 2015

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, Florida 33160

      Re: Net Element, Inc.
              Proxy Statement on Schedule 14A
              Filed May 8, 2015
              File No. 001-34887

Dear Mr. Firer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Maryse Mills-Apenteng

              Maryse Mills-Apenteng
              Special Counsel

cc: Serge Pavluk, Esq.
       Snell & Wilmer L.L.P.